FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2004
Operating Results and Financial Conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date October 29, 2004
	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following material is included.

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2004

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004

October 28, 2004

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual
	Three months	Three months			Three months
	ended	ended	Change (%)		ended
	September 30, 2004	September 30, 2003			September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥838,304	¥767,599	+	9.2	$7,552,288
Operating profit	158,299	125,562	+	26.1	1,426,117
Income before income taxes and minority interests	162,629	117,336	+	38.6	1,465,126
Net income	101,780	73,005	+	39.4	916,937

Earnings per share:
— Basic	¥114.79	¥83.03	+	38.3	$1.03
— Diluted	114.62	82.27	+	39.3	1.03

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended,	ended	Change (%)		ended	December 31,	Change (%)
	September 30, 2004	September 30, 2003			September 30, 2004	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,486,724	¥2,303,187	+	8.0	$22,402,919	¥3,470,000	+	8.5
Operating profit	411,675	341,536	+	20.5	3,708,784	535,000	+	17.7
Income before income taxes and minority interests	422,603	332,842	+	27.0	3,807,234	548,000	+	22.3
Net income	262,556	200,772	+	30.8	2,365,369	339,000	+	22.9

Earnings per share:
— Basic	¥296.70	¥228.58	+	29.8	$2.67	¥382.25	+	21.8
— Diluted	295.80	226.26	+	30.7	2.66	—		—

	Actual
	As of	As of			As of
	September 30,	December 31,	Change (%)		September 30,
	2004	2003			2004
	(Unaudited)				(Unaudited)
Total assets	¥3,450,304	¥3,182,148	+	8.4	$31,083,820

Stockholders’ equity	¥2,138,967	¥1,865,545	+	14.7	$19,269,973

Notes: 1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
2.	U.S. dollar amounts are translated from yen at the rate of JPY111=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2004, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan

Phone: +81-3-3758-2111

Operating Results and Financial Conditions

2004 Third Quarter in Review

Looking back at the global economy in the third quarter of 2004, the U.S. economy displayed growth as employment conditions continued to improve, consumer spending increased modestly, and private sector capital spending continued to grow, fueled by an upturn in corporate earnings. Economic growth in Europe remained moderate through most of the third quarter of 2004 due to sluggish consumer spending resulting from listless employment conditions and a slowdown in export sales, which had been supporting an economic recovery. In Asia, China continued to achieve high economic growth, driven by strong consumer spending and increased capital investment, and other Asian economies were also in recovery mode. In Japan, the economy continued to recover gradually amid increased export sales and capital investment, along with stable consumer spending sustained by improved employment conditions.

As for the markets in which the Canon Group operates, although sales of digital cameras slowed in Japan due to a rising household penetration rate, demand overseas, especially in Europe, continued to grow significantly during the term. While demand for network digital multifunction devices (MFDs) remained strong as the office market moves toward multifunctionality and color, computer peripherals, including printers, struggled amid severe price competition and the shift in demand toward lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the high rate of capacity utilization by semiconductor manufacturers, and the sustained high price of memory devices resulting from replacement demand for personal computers and the significant growth in demand for digital consumer electronics. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the third quarter was ¥109.97 to the U.S. dollar and ¥134.37 to the euro, representing a year-on-year increase of 7% against the U.S. dollar, and a decrease of 2% against the euro.

Amid these conditions, Canon’s consolidated net sales for the third quarter increased by 9.2% from the year-ago period to ¥838.3 billion (U.S.$7,552 million), boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of laser beam printers, semiconductor-production equipment and projection aligners used in the production of LCDs. Net income for the third quarter recorded an all-time high of ¥101.8 billion (U.S.$917 million), a year-on-year increase of 39.4%. Despite ongoing production-reform efforts during the term and the timely launch of competitive new products, the gross profit ratio decreased 1.8% from the year ago period to 48.9%, mainly due to severe price competition and the appreciation of the yen against the U.S. dollar. Although R&D expenditures grew by ¥2.3 billion (U.S.$21 million) to ¥59.4 billion (U.S.$535 million) along with increased advertising and sales-promotion spending, selling, general and administrative expenses for the third quarter decreased 4.5% year on year, mainly due to other selling, general and administrative expenses remaining at a lower level than the year-ago period coupled with a ¥13.8 billion (U.S.$124 million) gain realized from the return to the Japanese Government of the substitutional portion of the employees pension funds (EPF) that the company and certain of its subsidiaries in Japan had operated. Consequently, operating profit in the third quarter totaled ¥158.3 billion (U.S.$1,426 million), a substantial year-on-year increase of 26.1%. Other income (deductions) improved by ¥12.6 billion (U.S.$113 million), attributable to a ¥13.3 billion (U.S.$120 million) decrease in currency exchange losses. As a result, income before income taxes and minority interests in the third quarter totaled ¥162.6 billion (U.S.$1,465 million), a year-on-year increase of 38.6%. With an effective tax rate during the quarter of 34.4%, which was 1.4% lower compared with the year before, net income for the third quarter totaled ¥101.8 billion (U.S.$917 million), reaching the ¥100 billion mark for the first time for a quarterly result.

Basic earnings per share for the quarter was ¥114.79 (U.S.$1.03), a year-on-year increase of ¥31.76 (U.S.$0.29).

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iR C3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both the domestic Japanese and overseas markets. The iR C3100 and the high-end model iR C6800, introduced in Japan in the second half of 2003, were also launched in Europe and the United States in the first half of 2004 and have also been well received in these markets. The iR C3220/iR C3220N and iR C2620/iR C2620N, which succeed the iR C3200, were just released in September and have also been well received. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level models, such as the iR2200 series, and high-end models, such as the iR5000 series, also achieved strong sales. Overall, sales of office imaging products for the third quarter realized a year-on-year increase of 2.5%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 15%, with color models showing a significant increase in sales and monochrome systems, particularly personal-use models, also displaying growth. Despite the effects of the yen’s appreciation against the U.S. dollar and a shift in demand toward lower priced models in the monochrome segment, laser beam printer sales substantially increased due to an increase in sales of color models,. Although inkjet printers recorded an approximately 15% increase in unit sales with the i560 and i860 models selling briskly, especially in Japan and Europe, along with the MultiPASS MP360/MP370 high-speed multifunction systems, sales value decreased slightly due to price competition. As a result, despite the effect of appreciation of the yen against US dollar, sales of computer peripherals in the third quarter increased by 9.7%. Sales of business information products, including computers, micrographics and calculators, decreased by 10.1% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines in the third quarter totaled ¥580.0 billion (U.S.$5,225 million), a year-on-year increase of 5.2%. Despite the effects of the stronger yen, the gross profit ratio remained at the year-ago level, supported by cost reduction efforts, and the sales-to-expense ratio declined, resulting in third quarter operating profit of ¥139.6 billion (U.S.$1,258 million) for the business machine segment, a year-on-year increase of 13.8%. In the first quarter of 2004, Canon reclassified information-systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had previously been grouped with “optical and other products,” are now included in the “office imaging products” segment. Accordingly, previous-year sales for each category have been reclassified in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, boosted by the launch of eight new PowerShot-series models in the first half. Among the new lineup, the PowerShot S500 Digital ELPH and PowerShot A75 in particular have achieved strong sales while new models released in September have also been well received by the market. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by the EOS Digital Rebel, launched in September of last year, and the successor to the EOS 10D, the EOS 20D, which was introduced in September, 2004. As a result, unit sales of digital cameras grew by nearly 50% compared with the year-ago period. In the field of digital video camcorders, new models such as the Optura 500/400, Elura 70/65/60 and Optura 40/30 models achieved favorable sales during the third quarter. Consequently, camera sales overall continued to enjoy growth of 5.9%, achieving total sales of ¥165.0 billion (U.S.$1,486 million). Operating profit for the camera segment decreased 23.1% to ¥29.8 billion (U.S.$268 million), as the gross profit ratio decreased slightly due to the effects of the stronger yen and price competition, along with increased advertising and sales-promotion spending. As a result, the operating profit ratio for the period decreased by 6.8% year-on-year.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued shifting from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 53.6% to ¥93.3 billion (U.S.$841 million). The operating profit ratio for the segment improved substantially due to the significant growth in unit sales, enabling optical and other products to record an operating profit of ¥10.2 billion (U.S.$92 million), compared with an operating loss of ¥2.9 billion, for the same period of the previous year.

Cash Flow

In the nine months ended September 30, 2004, Canon maintained cash flow from operating activities of ¥387.3 billion (U.S.$3,489 million), a year-on-year increase of ¥60.9 billion (U.S.$548 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income. Capital expenditure totaled ¥219.5 billion (U.S.$1,978 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as for development of R&D related infrastructure. Cash flow from investing activities totaled ¥175.1 billion (U.S.$1,578 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥212.2 billion (U.S.$1,911 million).

Cash flow from financing activities recorded an outlay of ¥90.8 billion (U.S.$818 million), mainly resulting from active efforts to repay loans toward the goal of improving the company’s financial position and an increase in the dividend payout. Consequently, cash and cash equivalents, which totaled ¥812.7 billion (U.S.$7,322 million), representing a ¥122.4 billion (U.S.$1,103 million) increase from the end of the previous year, remained at a high level.

Outlook

Regarding the outlook for the global economy in the fourth quarter and thereafter, although global economic prospects remain uncertain due to rising oil prices, which could adversely affect consumer spending, and exchange rate trends, the global economy is likely to continue its course toward recovery. In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth particularly in overseas markets. As for network digital MFDs and laser beam printers, while stable demand is projected for both monochrome and full-color models, severe price competition and shifting demand toward lower priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, while the pace of new orders will probably slow down somewhat, the level of capital investment by semiconductor manufacturers is likely to maintain. In the market for projection aligners used in the production of LCDs, demand for LCD production equipment is also expected to show continued growth.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated during the fourth quarter. Accordingly, for the year, the yen is expected to be 6% stronger against the U.S. dollar and 2% weaker against the euro compared with the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its forecasts for the 2004 fiscal year and now anticipates consolidated net sales of ¥3,470.0 billion (U.S.$31,261 million), consolidated income before income taxes and minority interests of ¥548.0 billion (U.S.$4,937 million), and consolidated net income of ¥339.0 billion (U.S.$3,054 million). The company also projects non-consolidated net sales of ¥2,318.0 billion (U.S.$20,883 million), non-consolidated ordinary profit of ¥384.0 billion (U.S.$3,459 million), and non-consolidated net income of ¥243.0 billion (U.S.$2,189 million). These forecasts assume currency exchange rates of ¥108.00 to the U.S. dollar and ¥132.00 to the euro for the remainder of 2004.

Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending
	December 31, 2004			Year ended
			Change	December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥3,470,000	¥3,470,000	¥—	¥3,198,072	+	8.5%
Income before income taxes and minority interests	520,000	548,000	28,000	448,170	+	22.3%
Net income	320,000	339,000	19,000	275,730	+	22.9%

Non-Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending
	December 31, 2004			Year ended
			Change	December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥2,318,000	¥2,318,000	¥—	¥2,023,722	+	14.5%
Ordinary profit	380,000	384,000	4,000	320,616	+	19.8%
Net income	238,000	243,000	5,000	228,667	+	6.3%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥838,304	¥767,599	+	9.2	$7,552,288
Cost of sales	428,514	378,784			3,860,486

Gross profit	409,790	388,815	+	5.4	3,691,802
Selling, general and administrative expenses	251,491	263,253			2,265,685

Operating profit	158,299	125,562	+	26.1	1,426,117
Other income (deductions):
Interest and dividend income	1,690	2,077			15,225
Interest expense	(538)	(1,005)			(4,847)
Other, net	3,178	(9,298)			28,631

	4,330	(8,226)			39,009

Income before income taxes and minority interests	162,629	117,336	+	38.6	1,465,126
Income taxes	55,907	41,980			503,667

Income before minority interests	106,722	75,356			961,459
Minority interests	4,942	2,351			44,522

Net income	¥101,780	¥73,005	+	39.4	$916,937

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for the three months ended September 30, 2004 and 2003 were JPY153,874 million (U.S.$1,386,252 thousand) and JPY61,456 million, respectively.

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,486,724	¥2,303,187	+	8.0	$22,402,919
Cost of sales	1,251,167	1,138,498			11,271,775

Gross profit	1,235,557	1,164,689	+	6.1	11,131,144
Selling, general and administrative expenses	823,882	823,153			7,422,360

Operating profit	411,675	341,536	+	20.5	3,708,784
Other income (deductions):
Interest and dividend income	4,717	6,707			42,495
Interest expense	(1,976)	(3,655)			(17,802)
Other, net	8,187	(11,746)			73,757

	10,928	(8,694)			98,450

Income before income taxes and minority interests	422,603	332,842	+	27.0	3,807,234
Income taxes	148,652	124,781			1,339,207

Income before minority interests	273,951	208,061			2,468,027
Minority interests	11,395	7,289			102,658

Net income	¥262,556	¥200,772	+	30.8	$2,365,369

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for the nine months ended September 30, 2004 and 2003 were JPY314,340 million (U.S.$2,831,892 thousand) and JPY229,046 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Sales by product
Business machines:
Office imaging products	¥265,590	¥259,053	+	2.5	$2,392,702
Computer peripherals	287,243	261,830	+	9.7	2,587,775
Business information products	27,179	30,219	-	10.1	244,856

	580,012	551,102	+	5.2	5,225,333
Cameras	164,991	155,755	+	5.9	1,486,405
Optical and other products	93,301	60,742	+	53.6	840,550

Total	¥838,304	¥767,599	+	9.2	$7,552,288

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Sales by region
Japan	¥196,104	¥189,528	+	3.5	$1,766,703
Overseas:
Americas	254,121	251,499	+	1.0	2,289,378
Europe	254,844	226,200	+	12.7	2,295,892
Other areas	133,235	100,372	+	32.7	1,200,315

	642,200	578,071	+	11.1	5,785,585

Total	¥838,304	¥767,599	+	9.2	$7,552,288

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Sales by product
Business machines:
Office imaging products	¥819,838	¥798,229	+	2.7	$7,385,928
Computer peripherals	817,915	793,092	+	3.1	7,368,604
Business information products	84,520	94,292	-	10.4	761,441

	1,722,273	1,685,613	+	2.2	15,515,973
Cameras	512,324	439,556	+	16.6	4,615,532
Optical and other products	252,127	178,018	+	41.6	2,271,414

Total	¥2,486,724	¥2,303,187	+	8.0	$22,402,919

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2004	September 30, 2003	Change (%)		September 30, 2004
	(Unaudited)	(Unaudited)			(Unaudited)
Sales by region
Japan	¥609,866	¥573,447	+	6.4	$5,494,288
Overseas:
Americas	749,002	762,587	-	1.8	6,747,766
Europe	770,411	690,719	+	11.5	6,940,640
Other areas	357,445	276,434	+	29.3	3,220,225

	1,876,858	1,729,740	+	8.5	16,908,631

Total	¥2,486,724	¥2,303,187	+	8.0	$22,402,919

Notes:	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

	1.	The primary products included in each of the product segments are as follows:
Business machines:

Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
	2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2004	September 30, 2004	Change (%)		September 30, 2004

	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥580,012	¥551,102	+	5.2	$5,225,333
Intersegment	—	—		—	—

Total	580,012	551,102	+	5.2	5,225,333

Operating cost and expenses	440,411	428,405	+	2.8	3,967,666

Operating profit	139,601	122,697	+	13.8	1,257,667

Cameras
Net sales:
Unaffiliated customers	¥164,991	¥155,755	+	5.9	$1,486,405
Intersegment	—	—		—	—

Total	164,991	155,755	+	5.9	1,486,405

Operating cost and expenses	135,221	117,060	+	15.5	1,218,207

Operating profit	29,770	38,695	-	23.1	268,198

Optical and other products
Net sales:
Unaffiliated customers	¥93,301	¥60,742	+	53.6	$840,550
Intersegment	36,857	35,056	+	5.1	332,045

Total	130,158	95,798	+	35.9	1,172,595

Operating cost and expenses	119,929	98,686	+	21.5	1,080,442

Operating profit	10,229	(2,888)		—	92,153

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(36,857)	(35,056)		—	(332,045)

Total	(36,857)	(35,056)		—	(332,045)

Operating cost and expenses	(15,556)	(2,114)		—	(140,144)

Operating profit	(21,301)	(32,942)		—	(191,901)

Consolidated
Net sales:
Unaffiliated customers	¥838,304	¥767,599	+	9.2	$7,552,288
Intersegment	—	—		—	—

Total	838,304	767,599	+	9.2	7,552,288

Operating cost and expenses	680,005	642,037	+	5.9	6,126,171

Operating profit	158,299	125,562	+	26.1	1,426,117

Notes: 1.	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

2.	General corporate expenses of JPY21,301 million (U.S.$191,901 thousand) and JPY32,961 million in the three months ended September 30, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the three months ended September 30, 2004, a gain of JPY13,769 million (U.S.$124,045 thousand) is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

      Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30,	September 30,			September 30,
	2004	2003	Change (%)		2004
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,722,273	¥1,685,613	+	2.2	$15,515,973
Intersegment	—	—		—	—

Total	1,722,273	1,685,613	+	2.2	15,515,973

Operating cost and expenses	1,333,911	1,326,472	+	0.6	12,017,216

Operating profit	388,362	359,141	+	8.1	3,498,757

Cameras
Net sales:
Unaffiliated customers	¥512,324	¥439,556	+	16.6	$4,615,532
Intersegment	—	—		—	—

Total	512,324	439,556	+	16.6	4,615,532

Operating cost and expenses	421,123	351,067	+	20.0	3,793,901

Operating profit	91,201	88,489	+	3.1	821,631

Optical and other products
Net sales:
Unaffiliated customers	¥252,127	¥178,018	+	41.6	$2,271,414
Intersegment	102,413	104,110	-	1.6	922,640

Total	354,540	282,128	+	25.7	3,194,054

Operating cost and expenses	329,152	285,192	+	15.4	2,965,333

Operating profit	25,388	(3,064)		—	228,721

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(102,413)	(104,110)		—	(922,640)

Total	(102,413)	(104,110)		—	(922,640)

Operating cost and expenses	(9,137)	(1,080)		—	(82,315)

Operating profit	(93,276)	(103,030)		—	(840,325)

Consolidated
Net sales:
Unaffiliated customers	¥2,486,724	¥2,303,187	+	8.0	$22,402,919
Intersegment	—	—		—	—

Total	2,486,724	2,303,187	+	8.0	22,402,919

Operating cost and expenses	2,075,049	1,961,651	+	5.8	18,694,135

Operating profit	411,675	341,536	+	20.5	3,708,784

Notes: 1.	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

2.	General corporate expenses of JPY93,346 million (U.S.$840,955 thousand) and JPY103,069 million in the nine months ended September 30, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the nine months ended September 30, 2004, a gain of JPY13,769 million (U.S.$124,045 thousand) is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2004	2003	Change	2004
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥812,745	¥690,298	¥122,447	$7,322,027
Marketable securities	1,407	1,324	83	12,676
Trade receivables	544,051	539,006	5,045	4,901,360
Inventories	537,733	444,244	93,489	4,844,441
Prepaid expenses and other current assets	255,124	255,905	(781)	2,298,415

Total current assets	2,151,060	1,930,777	220,283	19,378,919
Noncurrent receivables	14,837	16,543	(1,706)	133,667
Investments	70,115	78,912	(8,797)	631,667
Property, plant and equipment, net	933,640	846,433	87,207	8,411,171
Other assets	280,652	309,483	(28,831)	2,528,396

Total assets	¥3,450,304	¥3,182,148	¥268,156	$31,083,820

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥21,089	¥39,136	¥(18,047)	$189,991
Trade payables	489,698	391,181	98,517	4,411,694
Income taxes	70,768	83,064	(12,296)	637,550
Accrued expenses	209,676	193,657	16,019	1,888,973
Other current liabilities	121,312	120,265	1,047	1,092,900

Total current liabilities	912,543	827,303	85,240	8,221,108
Long-term debt, excluding current installments	29,161	59,260	(30,099)	262,712
Accrued pension and severance cost	154,291	238,001	(83,710)	1,390,009
Other noncurrent liabilities	40,088	30,843	9,245	361,153

Total liabilities	1,136,083	1,155,407	(19,324)	10,234,982

Minority interests	175,254	161,196	14,058	1,578,865
Stockholders’ equity:
Common stock	173,855	168,892	4,963	1,566,261
Additional paid-in capital	401,764	396,939	4,825	3,619,496
Retained earnings	1,660,046	1,450,440	209,606	14,955,369
Accumulated other comprehensive income (loss)	(91,491)	(143,275)	51,784	(824,243)
Treasury stock	(5,207)	(7,451)	2,244	(46,910)

Total stockholders’ equity	2,138,967	1,865,545	273,422	19,269,973

Total liabilities and stockholders’ equity	¥3,450,304	¥3,182,148	¥268,156	$31,083,820

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	September 30,	December 31,	September 30,
	2004	2003	2004
	(Unaudited)		(Unaudited)
Allowance for doubtful receivables	¥13,316	¥14,423	$119,964
Accumulated depreciation	1,170,241	1,118,183	10,542,712
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(65,614)	(83,801)	(591,117)
Net unrealized gains (losses) on securities	5,088	6,784	45,838
Minimum pension liability adjustments	(30,025)	(65,961)	(270,496)
Net gains (losses) on derivative financial instruments	(940)	(297)	(8,468)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Results for the nine months

			Thousands of
	Millions of yen		U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30,	September 30,	September 30,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥262,556	¥200,772	$2,365,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	137,126	131,068	1,235,369
Loss on disposal of property, plant and equipment	7,974	8,796	71,838
Deferred income taxes	13,241	(5,510)	119,288
Decrease in trade receivables	7,617	17,875	68,622
Increase in inventories	(83,678)	(64,613)	(753,856)
Increase in trade payables	92,632	20,897	834,523
Decrease in income taxes	(12,984)	(10,927)	(116,973)
Increase in accrued expenses	9,028	27,422	81,333
Increase (decrease) in accrued pension and severance cost	(14,606)	17,606	(131,586)
Other, net	(31,614)	(16,944)	(284,810)

Net cash provided by operating activities	387,292	326,442	3,489,117
Cash flows from investing activities:
Capital expenditure	(219,540)	(150,119)	(1,977,838)
Proceeds from sale of property, plant and equipment	4,397	6,175	39,613
Payment for purchase of available-for-sale securities	(98)	(714)	(883)
Proceeds from sale of available-for-sale securities	9,733	6,959	87,685
Payment for purchase of other investments	(707)	(24,310)	(6,369)
Other	31,110	2,092	280,270

Net cash used in investing activities	(175,105)	(159,917)	(1,577,522)
Cash flows from financing activities:
Proceeds from long-term debt	635	3,344	5,721
Repayment of long-term debt	(32,079)	(30,182)	(289,000)
Decrease in short-term loans	(1,535)	(35,906)	(13,829)
Dividends paid	(52,950)	(28,538)	(477,027)
Other	(4,848)	(2,893)	(43,676)

Net cash used in financing activities	(90,777)	(94,175)	(817,811)
Effect of exchange rate changes on cash and cash equivalents	1,037	(8,399)	9,342

Net increase in cash and cash equivalents	122,447	63,951	1,103,126
Cash and cash equivalents at beginning of period	690,298	521,271	6,218,901

Cash and cash equivalents at end of period	¥812,745	¥585,222	$7,322,027

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	NUMBER OF GROUP COMPANIES

	September 30, 2004	December 31, 2003	Change
Subsidiaries	196	198	(2)
Affiliates	17	19	(2)

Total	213	217	(4)

CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	7 Companies

Removal:	9 Companies

Affiliates (Carried at Equity Basis)

Removal:	2 Companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

We have engaged Ernst & Young ShinNihon to complete a review of the consolidated financial statements as of and for nine months ended September 30, 2004, in accordance with Statement of Auditing Standards No.100, “Interim Financial Information”, established by the American Institute of Certified Public Accountants.

1.	Employee Retirement and Severance Benefits

Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.” The Company and certain of its domestic subsidiaries obtained approvals from government for the exemption for the return of past benefits obligation through July 2004, and transferred the substitutional portion of the benefits obligations related to past service and the related portion of the plan assets of Employees Pension Funds to the government. The Company and certain of its domestic subsidiaries recognized a gain of JPY13,769 million (U.S.$124,045 thousand) in selling, general and administrative expenses for the year ended September 30, 2004.

CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (4th Quarter 2004/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.        SALES BY REGION AND PRODUCT

							(Millions of yen)
	2004			2003			Change year over year
	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
		(P)	(P)
Japan
Business machines	138,521	172,369	602,600	134,054	163,297	587,807	+3.3%	+5.6%	+2.5%

Office imaging products	82,520	88,649	338,000	75,370	83,232	316,156	+9.5%	+6.5%	+6.9%
Computer peripherals	35,551	61,411	178,300	35,426	59,083	175,680	+0.4%	+3.9%	+1.5%
Business information products	20,450	22,309	86,300	23,258	20,982	95,971	-12.1%	+6.3%	-10.1%

Cameras	29,168	44,286	132,300	28,376	36,869	112,027	+2.8%	+20.1%	+18.1%
Optical and other products	28,415	31,779	123,400	27,098	27,787	101,566	+4.9%	+14.4%	+21.5%

Total	196,104	248,434	858,300	189,528	227,953	801,400	+3.5%	+9.0%	+7.1%

Overseas
Business machines	441,491	468,358	1,760,400	417,048	445,890	1,706,993	+5.9%	+5.0%	+3.1%

Office imaging products	183,070	204,813	775,300	183,683	200,534	765,839	-0.3%	+2.1%	+1.2%
Computer peripherals	251,692	254,874	955,900	226,404	237,137	913,632	+11.2%	+7.5%	+4.6%
Business information products	6,729	8,671	29,200	6,961	8,219	27,522	-3.3%	+5.5%	+6.1%

Cameras	135,823	218,390	642,700	127,379	177,115	541,513	+6.6%	+23.3%	+18.7%
Optical and other products	64,886	48,094	208,600	33,644	43,927	148,166	+92.9%	+9.5%	+40.8%

Total	642,200	734,842	2,611,700	578,071	666,932	2,396,672	+11.1%	+10.2%	+9.0%

Americas
Business machines	190,549	189,455	745,700	189,818	191,464	771,983	+0.4%	-1.0%	-3.4%

Office imaging products	85,051	88,580	349,600	92,592	93,509	369,795	-8.1%	-5.3%	-5.5%
Computer peripherals	102,008	96,654	381,700	93,774	94,085	388,022	+8.8%	+2.7%	-1.6%
Business information products	3,490	4,221	14,400	3,452	3,870	14,166	+1.1%	+9.1%	+1.7%

Cameras	53,515	95,408	263,100	55,203	84,686	245,019	-3.1%	+12.7%	+7.4%
Optical and other products	10,057	7,835	32,900	6,478	6,429	28,164	+55.2%	+21.9%	+16.8%

Total	254,121	292,698	1,041,700	251,499	282,579	1,045,166	+1.0%	+3.6%	-0.3%

Europe
Business machines	191,143	219,491	786,200	168,229	202,931	724,227	+13.6%	+8.2%	+8.6%

Office imaging products	77,717	98,146	348,000	71,383	90,327	325,905	+8.9%	+8.7%	+6.8%
Computer peripherals	110,845	117,663	426,200	94,046	108,882	387,662	+17.9%	+8.1%	+9.9%
Business information products	2,581	3,682	12,000	2,800	3,722	10,660	-7.8%	-1.1%	+12.6%

Cameras	58,684	92,254	280,100	51,881	68,254	219,219	+13.1%	+35.2%	+27.8%
Optical and other products	5,017	6,944	22,800	6,090	7,138	25,596	-17.6%	-2.7%	-10.9%

Total	254,844	318,689	1,089,100	226,200	278,323	969,042	+12.7%	+14.5%	+12.4%

Other areas
Business machines	59,799	59,412	228,500	59,001	51,495	210,783	+1.4%	+15.4%	+8.4%

Office imaging products	20,302	18,087	77,700	19,708	16,698	70,139	+3.0%	+8.3%	+10.8%
Computer peripherals	38,839	40,557	148,000	38,584	34,170	137,948	+0.7%	+18.7%	+7.3%
Business information products	658	768	2,800	709	627	2,696	-7.2%	+22.5%	+3.9%

Cameras	23,624	30,728	99,500	20,295	24,175	77,275	+16.4%	+27.1%	+28.8%
Optical and other products	49,812	33,315	152,900	21,076	30,360	94,406	+136.3%	+9.7%	+62.0%

Total	133,235	123,455	480,900	100,372	106,030	382,464	+32.7%	+16.4%	+25.7%

Total
Business machines	580,012	640,727	2,363,000	551,102	609,187	2,294,800	+5.2%	+5.2%	+3.0%

Office imaging products	265,590	293,462	1,113,300	259,053	283,766	1,081,995	+2.5%	+3.4%	+2.9%
Computer peripherals	287,243	316,285	1,134,200	261,830	296,220	1,089,312	+9.7%	+6.8%	+4.1%
Business information products	27,179	30,980	115,500	30,219	29,201	123,493	-10.1%	+6.1%	-6.5%

Cameras	164,991	262,676	775,000	155,755	213,984	653,540	+5.9%	+22.8%	+18.6%
Optical and other products	93,301	79,873	332,000	60,742	71,714	249,732	+53.6%	+11.4%	+32.9%

Total	838,304	983,276	3,470,000	767,599	894,885	3,198,072	+9.2%	+9.9%	+8.5%

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

- S1 -

Canon Inc.

2.	SEGMENT INFORMATION BY PRODUCT

	(Millions of yen)
	2004			2003			Change year over year
	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
		(P)	(P)
Business machines
Unaffiliated customers	580,012	640,727	2,363,000	551,102	609,187	2,294,800	+5.2%	+5.2%	+3.0%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	580,012	640,727	2,363,000	551,102	609,187	2,294,800	+5.2%	+5.2%	+3.0%

Operating profit	139,601	135,938	524,300	122,697	126,424	485,565	+13.8%	+7.5%	+8.0%
% of sales	24.1%	21.2%	22.2%	22.3%	20.8%	21.2%	—	—	—

Cameras
Unaffiliated customers	164,991	262,676	775,000	155,755	213,984	653,540	+5.9%	+22.8%	+18.6%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	164,991	262,676	775,000	155,755	213,984	653,540	+5.9%	+22.8%	+18.6%

Operating profit	29,770	45,999	137,200	38,695	37,829	126,318	-23.1%	+21.6%	+8.6%
% of sales	18.0%	17.5%	17.7%	24.8%	17.7%	19.3%	—	—	—

Optical and other products
Unaffiliated customers	93,301	79,873	332,000	60,742	71,714	249,732	+53.6%	+11.4%	+32.9%
Intersegment	36,857	33,987	136,400	35,056	28,279	132,389	+5.1%	+20.2%	+3.0%

Total sales	130,158	113,860	468,400	95,798	99,993	382,121	+35.9%	+13.9%	+22.6%

Operating profit	10,229	-2,688	22,700	-2,888	-6,819	-9,883	—	—	—
% of sales	7.9%	-2.4%	4.8%	-3.0%	-6.8%	-2.6%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-36,857	-33,987	-136,400	-35,056	-28,279	-132,389	—	—	—

Total sales	-36,857	-33,987	-136,400	-35,056	-28,279	-132,389	—	—	—

Operating profit	-21,301	-55,924	-149,200	-32,942	-44,546	-147,576	—	—	—

Consolidated
Unaffiliated customers	838,304	983,276	3,470,000	767,599	894,885	3,198,072	+9.2%	+9.9%	+8.5%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	838,304	983,276	3,470,000	767,599	894,885	3,198,072	+9.2%	+9.9%	+8.5%

Operating profit	158,299	123,325	535,000	125,562	112,888	454,424	+26.1%	+9.2%	+17.7%
% of sales	18.9%	12.5%	15.4%	16.4%	12.6%	14.2%	—	—	—

(P)=Projection

3.         OTHER INCOME / DEDUCTIONS

	(Millions of yen)
	2004			2003			Change year over year
	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
		(P)	(P)
Interest & dividend, net	1,152	1,059	3,800	1,072	1,605	4,657	+80	-546	-857
Forex gain / loss	-1,200	-5,440	-11,800	-14,545	-3,000	-20,311	+13,345	-2,440	+8,511
Equity earnings / loss of affiliated companies	23	286	1,100	375	545	-1,124	-352	-259	+2,224
Others, net	4,355	6,167	19,900	4,872	3,290	10,524	-517	+2,877	+9,376

Total	4,330	2,072	13,000	-8,226	2,440	-6,254	+12,556	-368	+19,254

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

- S2 -

Canon Inc.

4.   SALES COMPOSITION BY PRODUCT

	2004			2003
	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
		(P)	(P)
Office imaging products
Monochrome copying machines	61%	60%	62%	66%	64%	67%
Digital*	95%	—	—	94%	94%	93%
Analog*	5%	—	—	6%	6%	7%
Color copying machines	25%	26%	24%	20%	22%	20%
Others	14%	14%	14%	14%	14%	13%
Computer peripherals
Laser beam printers	75%	67%	71%	72%	65%	70%
Inkjet printers (includes inkjet MFPs)	23%	31%	27%	26%	32%	27%
Others	2%	2%	2%	2%	3%	3%
Business information products
Personal computers	74%	71%	74%	77%	73%	76%
Others	26%	29%	26%	23%	27%	24%
Cameras
Film cameras / Lenses	16%	13%	15%	22%	18%	21%
Digital cameras	68%	72%	69%	60%	65%	61%
Video camcorders	16%	15%	16%	18%	17%	18%
Optical and other products
Semiconductor production equipment	70%	60%	65%	53%	56%	54%
Others	30%	40%	35%	47%	44%	46%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

5.   SALES GROWTH IN LOCAL CURRENCY

	2004
	3rd quarter		4th quarter		Year
			(P)		(P)
Business machines
Japan	+	3.3%	+	5.6%	+	2.5%
Overseas	+	9.9%	+	4.9%	+	6.6%

Total	+	8.3%	+	5.1%	+	5.6%

Cameras
Japan	+	2.8%	+	20.1%	+	18.1%
Overseas	+	9.5%	+	22.9%	+	21.5%

Total	+	8.3%	+	22.4%	+	20.9%

Optical and other products
Japan	+	4.9%	+	14.4%	+	21.5%
Overseas	+	99.1%	+	9.4%	+	44.6%

Total	+	57.1%	+	11.3%	+	35.2%

Total
Japan	+	3.5%	+	9.0%	+	7.1%
Overseas	+	15.0%	+	10.0%	+	12.3%
Americas	+	8.0%	+	4.5%	+	6.0%
Europe	+	12.6%	+	12.8%	+	12.2%
Other areas	+	38.1%	+	17.2%	+	30.1%

Total	+	12.2%	+	9.7%	+	11.0%

(P)=Projection

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

- S3 -

Canon Inc.

6.      P&L SUMMARY (4th Quarter 2004/Projection)

	(Millions of yen)
	2004	2003	Change
	4th quarter(P)	4th quarter	year over year
Net sales	983,276	894,885	+9.9%
Operating profit	123,325	112,888	+9.2%
Income before income taxes and minority interests	125,397	115,328	+8.7%
Net income	76,444	74,958	+2.0%

(P)=Projection

7.      PROFITABILITY

	2004		2003
	3rd quarter	Year(P)	3rd quarter	Year
ROE	19.6%	16.7%	16.5%	15.9%
ROA	12.0%	10.2%	9.4%	9.0%

(P)=Projection

8.      IMPACT OF FOREIGN EXCHANGE RATES

(1)    Exchange rates

	(Yen)
	2004			2003
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Yen/US$	109.97	108.00	108.76	117.54	108.92	115.61
Yen/Euro	134.37	132.00	133.08	132.07	129.47	131.02

(P)=Projection

(2)    Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)
	2004
	3rd quarter		4th quarter(P)		Year(P)
US$	-	18.9	-	3.2	-	76.0
Euro	+	3.3	+	5.0	+	13.6
Other currencies	-	1.0	-	0.2	-	0.5

Total	-	16.6	+	1.6	-	62.9

(P)=Projection

(3)    Impact of foreign exchange rates per yen

(Billions of yen)
2004
4th quarter(P)
On sales
US$	3.4
Euro	2.0
On operating profit
US$	1.7
Euro	1.5

(P)=Projection

9.      STATEMENTS OF CASH FLOWS

	(Millions of yen)
	2004				2003
	3rd quarter		Year(P)		3rd quarter		Year
Net cash provided by operating activities
Net income		101,780		339,000		73,005		275,730
Depreciation and amortization		49,746		186,000		45,974		183,604
Other, net	-	62,061		25,000	-	20,837		6,315

Total		89,465		550,000		98,142		465,649

Net cash used in investing activities	-	65,185	-	290,000	-	48,589	-	199,948
Free cash flow		24,280		260,000		49,553		265,701
Net cash provided by (used in) financing activities	-	26,451	-	99,400	-	47,487	-	102,039
Effect of exchange rate changes on cash & cash equivalents		3,695	-	15,298	-	7,974		5,365
Net increase in cash and cash equivalents		1,524		145,302	-	5,908		169,027
Cash and cash equivalents at end of each period		812,745		835,600		585,222		690,298

(P)=Projection

- S4 -

Canon Inc.

10.   R&D EXPENDITURE

	(Millions of yen)
	2004			2003
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Business machines	25,908	—	—	25,049	36,141	119,975
Cameras	8,458	—	—	7,277	8,882	31,687
Optical and other products	25,054	—	—	24,773	31,286	107,478

Total	59,420	83,218	275,000	57,099	76,309	259,140

% of sales	7.1%	8.5%	7.9%	7.4%	8.5%	8.1%

(P)=Projection

11.   CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2004			2003
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Capital expenditure	85,784	80,460	300,000	40,326	59,919	210,038
Depreciation and amortization	49,746	48,874	186,000	45,974	52,536	183,604

(P)=Projection

12.   INVENTORIES

(1)    Inventories

	(Millions of yen)
	2004	2003
	Sep. 30	Dec. 31	Difference
Business machines	269,762	241,477	+28,285
Cameras	123,699	64,043	+59,656
Optical and other products	144,272	138,724	+5,548

Total	537,733	444,244	+93,489

(2)    Inventories/Sales*

	(Days)
	2004	2003
	Sep.30	Dec.31	Difference
Business machines	42	38	+4
Cameras	64	32	+32
Optical and other products	154	191	-37

Total	58	49	+9

*	Index based on the previous six months sales.

13.   DEBT RATIO

	2004	2003
	Sep.30	Dec.31	Difference
Total debt / Total assets	1.5%	3.1%	-1.6%

14.   OVERSEAS PRODUCTION RATIO

	2004	2003
	1st-3rd quarter	Year
Overseas production ratio	43%	42%

15.   NUMBER OF EMPLOYEES

	2004	2003
	Sep.30	Dec.31	Difference
Japan	46,071	45,380	+	691
Overseas	62,483	57,187	+	5,296

Total	108,554	102,567	+	5,987

(Note)

From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

- S5 -